Filed by Columbus Circle Capital Corp II

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Columbus Circle Capital Corp II

Subject Company: Elroy Air, Inc.

Commission File No.: 001-43112

The following materials were made available in connection with the proposed business combination (the “Business Combination”) between Columbus Circle Capital Corp II (to be renamed Inflection Point Acquisition Corp. VII) (“IPAC”) and Elroy Air, Inc. (“Elroy Air”).

Set forth below is a social media post published by Elroy Air on X on July 1, 2026:

Set forth below is a social media post published by Elroy Air on LinkedIn on July 1, 2026:

Set forth below is a social media post Elroy Air reposted on LinkedIn on July 1, 2026:

Set forth below is a social media post Andrew Clare, the Chief Executive Officer of Elroy Air reposted on LinkedIn on July 1, 2026:

Set forth below is a transcript of the podcast with James “Jim” Barry, President and Chief Executive Officer - Celerity05, Luka Tomljenovic, Partner of Radius Capital, Peter Shannon, Founder and Managing Director of Radius Capital and Andrew Clare, Chief Executive Officer of Elroy Air, on June 30, 2026:

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Andrew Clare: The backbone of every military operation is logistics. How are we going to get food, water, medicine, ammunition where it needs to go when it needs to get there on time every time? And so what they’ve now come to realize is that if they’re not going to have the capability to do this with autonomous drones to move things around, they are going to be blocked in their ability to sustain operations. They’re feeling that pain right now in the Gulf. They know that they would feel that pain in any future conflict in Indo-PACOM. And so the surging demand that we are feeling for our product from defense customers right now is a result of the realities of what they’re seeing on the battlefield today.

Luka Tomljenovic: Welcome to the Vertical Space, where we explored the ideas and people shaping the future of aerospace. We are your hosts, Jim Barry, Peter Shannon and Luka Tomljenovic. Let’s dive in.

Jim Barry: Here, everyone, welcome back to the Vertical Space. If you’ve been following the autonomous aviation industry, you’ve probably seen in the news that Elroy Air plans to go public in a transaction value in the company at roughly 1 billion. That makes today’s conversation especially timely. CEO Doctor Andrew Clare joins us to discuss why autonomous cargo, not passenger aircraft, is likely be the first market to scale, how hybrid electric aviation can solve real logistics problems, and what it takes to build and manufacture autonomous aircraft for both commercial and defense customers. Listen to Andrew’s impressive background. Andrew previously served as CTO of Nuro, where he led the development and deployment of three generations of autonomous delivery vehicles with an outstanding safety record and earlier led Tesla’s Model X program through production, scale and global expansion. He also worked at McKinsey advising Fortune 500 aerospace, automotive and technology companies on product development, operations and strategy, and who earned his PhD and MS in Aeronautics and Astronautics as well as his B.S. in Aeronautical engineering from MIT where he was a National Defense Science and Engineering graduate fellow. He is a co-author on 5 technical journal articles and 9 conference papers. His doctoral work at MIT focused on unmanned aerial systems for dual use civilian defense applications. Andrew Clare, welcome to the Vertical Space. It’s terrific having you on.

Andrew Clare: Thanks for having me guys. It’s great to be here today.

Jim Barry: First question, Andrew, what’s something that very few in the industry agree with you on?

Andrew Clare: Well it’s great to be here and as you get to know me and Elroy Air, I think you’ll learn that we are taking an approach that is focused on moving cargo and not moving people. And most of the sector and a lot of, let’s say, the hype in advanced air mobility has been really focused on moving passengers. But I firmly believe and I think it’s now being proven out that autonomous goods transportation is going to scale significantly faster than the movement of people in some of these newer aviation technologies that are being developed. And that furthermore, when you try to force existing aircraft into some of these new roles, you’re really missing the point. And that the real unlock is a freshly designed vertical takeoff and landing hybrid electric autonomous cargo aircraft specifically meant and optimized for middle mile logistics.

Jim Barry: That’s terrific. And a lot of people have been proponents of the cargo element versus the people movement with advanced air mobility.

Investor questions scaling

Jim Barry: When you’re talking to a prospective investor, it’s the one question that that you find most difficult to answer. When they ask about this very clear statement of value and marketing with advanced terminability cargo delivery, what’s a tough question for you to answer?

Andrew Clare: Rarely hear from an investor that they don’t get the use case. The use case is really easy to understand. It’s a heavy payload cargo drone. You can get, you see it fly, you understand it. And so the questions that I typically get from investors is how long is it going to take and what is it going to take this to get this into scale production. And those are the right questions to be asking because this is really about how do you de risk the execution of this. How do you make sure that you have the right partnerships in place on both the demand side as well as on the supply side, do this in a capital efficient way? And so that’s what we’ve been focused on, that’s what I’ve focused on ever since I joined Elroy Air as the new CEO about two years ago, is how do we scale this business in a capital efficient way.

Jim Barry: In talking to the CEO’s of some of the big advanced mobility people mover vehicles and their investors, we’ll often hear two things, certification and can we build them fast enough? Why do we not hear more on the challenges of market acceptance, on the challenges of are people willing to pay what I need to sell it for in order to be profitable? Why is it always around, although you have not mentioned certification, certification and can I build the vehicles fast enough? I’m not hearing the market adoption from you as well. Do you consider that a bit of a given?

Andrew Clare: In our domain, I think that the market use case is very clear. It doesn’t require any change in consumer behavior. The cargo is going to go where cargo operators tell it to go because it is, you know, both getting it there faster and getting it there more efficiently. And so there because we don’t have to fundamentally alter consumer behavior and I don’t see that as a risk for us. Now I think you bring up a really good point here. When you think about the passenger carrying Urban Air mobility case, it is going to require you and me and our loved ones to change our behavior of how we get to the airport or how we move around town. I agree with you that I think there has not been enough discussion about that and what it’s going to take and whether it is simply a matter of hitting the right price point or cost point for them or whether it’s going to require something broader than that to get the right market adoption and passenger. But that is again one of the reasons why I’m super excited about Elroy Air and our hyper focus on cargo.

Autonomy: Comparing Ground and Air

Luka Tomljenovic: Andrew, your background is interesting from the angle that prior to Elroy, you spent a good chunk of time in a terrestrial autonomous robot curbside delivery company called Nuro. And so you were solving some of the similar issues that you’re solving now in the air. What mapped when it comes to your position that autonomous goods scale faster than autonomous people? And I think this is a phrase that you used as you took the help of Elroy. You know, where is the air version easier than the road version versus what you perhaps anticipated?

Andrew Clare: It’s a great question, Luka. You know I had the fortune of being the Chief Technology Officer at Nuro. And as you mentioned, Nuro began its history focused on autonomous goods transportation in a self driving car that would drive on roads next to you and me driving in our passenger cars, but delivering groceries and food and pizza and anything else that you needed in a self driving car. More recently, Nuro, took the exact same technology that I was a part of building and while I was there we expanded our offering now into the robo taxi domain. And one of the core realizations that we had, at least at Nuro is that if you’re going to go through all the trouble of building a really world class robust self driving car stack, you essentially have to solve every single one of the same problems that you would solve for passenger carrying transportation simply to have a good transportation vehicle. And so when we realized that and that we had done that and that we had this world class L4 self driving stack, we expanded the passenger carrying domain. So that gives a little bit of history on Nuro. Now to more directly answer your question about what’s similar and what’s different when you move to autonomous aviation, I’ll start by saying that there’s a lot less to run into up in the sky. You know, the problems that we dealt with on a daily basis at Nuro, Things like jaywalking pedestrians, kids running out in the street chasing bouncing balls, crazy driver behavior around you, perceiving really complex situations while moving at high speed on the ground with a tremendous number of cars and people around you. We don’t have those challenges in the air. It is a much more structured airspace, much more heavily regulated space to even be able to fly in the air and there’s just a lot less to run into and a lot less to manage in terms of that dynamic path planning and perception problem. Now on the flip side though, is the default behavior in any self driving car, if the car has a malfunction, if there’s a strange scenario ahead of you, if you don’t like what’s happening, is to come to a stop and pull over and wait and figure out what’s happening. And that is not an option in an autonomous airplane. It’s just not an option. And so the level of reliability that we need to achieve, the level of rigor that we need to have, the level of contingency planning that we need to do, and the consequences of failure are far higher in the air than they are in the ground. And so I don’t look at either of these problems as easier or harder, I look at them as different. But I’m very excited about bringing all the learnings from my work at both Nuro and Tesla that I’ve learned in scaling high volume hardware and developing autonomous technology to what we’re building here at Elroy Air. And we’ve seen that momentum play out over the last 18 months of my tenure here.

Jim Barry: Andrew, when you came aboard the Elroy Air, what most surprised you? Not only from the work you did previously, but you’re like, oh wow, this is so much different. This challenge is much greater than I thought it was going to be.

Andrew Clare: Yeah, there are a lot of things. I mean, you walk in the door to a new company, you learn a lot on day one, you learn a lot in week one, you’re a lot in month one. You know, there were things that I knew inherently, given my background was in aviation and aerospace originally. I had the opportunity to do my PhD at MIT, focused on drones, had the opportunity to serve a number of premier aerospace and defense clients around the world when I was working at McKinsey. And, you know, I found that a lot of the learnings that I had there, I took first to the automotive industry. And so I walked into the automotive industry already with a, you know, a good mindset about what it takes to skill our product in aerospace and defense. And then I took some learnings from that industry and I’m now bringing it back to the aerospace industry. And so I wouldn’t say that they were any big glaring surprises, but I would say that there were little things that I was like, OK, this is something I’m going to have to adjust my framework around. For example, the way that the military does logistics has some distinctions from the way that commercial operators do logistics. And so I had spent a lot of my career focused on commercial logistics, in fact, working with some of the same partners at Nuro that I’m working with here at Elroy Air. And, you know, they think about logistics in one way that is a little bit distinct from how the military thinks about logistics. And I’ll give you one specific example. Someone like a FedEx, and we’re very proud of the partnership we’ve had with FedEx for many years here at Elroy Air, is always hyper focused on cost optimization. That is their core metric that they are driving down. You talk to the military and that is not their core metric. It is not. What they are focused on is reliability, robustness, getting it there on time where it needs to be every single time to support our troops in the field and risk management, which is how do I keep my troops out of harm’s way. And so those are very different optimization functions. And so when you’re building a product that you want to be dual use, you have to spend a lot of time upfront understanding how your product is going to serve both of those customers at the same time who have slightly different needs in terms of what they’re optimizing.

Luka Tomljenovic: How does how does that particular point drive your product development because those could potentially end up in a different place in the design trade space?

Andrew Clare: One of the things that I really appreciate about Elroy Air is that before we built a single thing, this is again 10 years ago because Elroy Air is now a 10 year old company. We spent a tremendous amount of time with all of the customers that we’re interested in serving: the US Army, FedEx, the World Food Program, every other major commercial shipper out there. And so before we built the product, we tried to gain a very deep understanding of the pain points that they face today. And one of the things that I’ve learned living here in Silicon Valley and in the start up ecosystem is that you really want to be solving a pain point and you really want to be creating, as they call it, a painkiller, not a vitamin, right? You want a product that is so painfully obviously solving a hard challenge for somebody that they have to have it. And so what we realized was you could create one common platform that enabled the use cases for both commercial and defense if you did a few very specific things. If you made it have autonomous vertical take off and landing technology that turns out to be necessary for the military and highly disruptive to the business model of a FedEx that is used to having to work with airports and runways and things like that. And secondly, if you made it such that it did not need new infrastructure, if you could use existing fueling infrastructure, you didn’t have to install chargers either in the battlefield or at a FedEx facility to use it. And maybe I’ll add one more, which is if you make your cargo exist in a separate container from your aircraft. This is very unusual in aviation. Aviation is all about you have somebody walk up and pack something in your aircraft. And we did something quite radical because again, the customer feedback that we got, which is much more akin to what in the trucking domain where you have a separate trailer from your truck that is pulling the trailer. And again, this comes from a learning from both deep customer conversations and understanding their needs that unlocks 2 things it unlocks separating your packing operations from your flight operations. And it gives you the ability to have one aircraft platform that can serve multiple use cases. In the morning, we can do a cargo flight. In the afternoon, we can do an intelligence, surveillance and reconnaissance mission for the military or a search and rescue mission for offshore monitoring. And in the evening, we can switch the pod yet again and we can do an airdrop mission or a refrigerated pod mission. And that taking the complexity of different use cases out of the aircraft and into the pod is one of the key enabling factors that we’ve done.

Pods and network disruption

Luka Tomljenovic: Here, so Andrew, this disruptive Con OPS that you’re talking about for the civilian use case, how does that reconcile with your earlier statement that you’re not changing the behavior of the customer? Because on the one hand, you know, I totally understand and agree with you that the commercial customer is interested in cost reduction of their existing operations. And so if they use airports today, this is what they want to continue using because they have the expertise, they have the training and the inertia to continue just flying those routes, for lack of better words. And so what is the value proposition there for introducing a novel Con OPS, autonomous pods that intuitively increases costs along certain dimensions as opposed to bolting on autonomy onto caravans or some of the other workhorses that the industry is very familiar and used to?

Andrew Clare: When you think about changing cons-, I don’t actually use the word consumer for a second. So end customer consumer behavior that can be very hard to do. But what I’m talking about changing is improving the optimization of supply chain networks. And that is something that by the way is continuously done every day, every month, every year by our B to B customers. They are continuously optimizing the way that they move goods around. And so this is just the next evolution in the optimization of the network of how a major commercial shipper moves goods around. And it’s enabled by the fact that they’ve never had a product before that could do this at an efficient cost point. You see today, FedEx does not use helicopters today to move things point to point because it’s wildly expensive when you have an autonomous heavy payload cargo drone like ours. And it’s going to have a cost point in operations that is competitive to trucking, but yet get there faster in a more guaranteed time frame that’s not subject to traffic on the ground. It is going to be very disruptive to how goods move around in our supply chain today, but in a good way, in a way that enables even further optimization of the networks of how goods move around. And we all have benefited from folks like Amazon going from 4 day shipping to 2 day shipping to 1 day shipping to two hour to one hour to 30 minutes. And what has changed is consumer behavior, expectations of how fast things get to them have only accelerated over the past few years, yet the supply chain has not been able to keep up in doing that in a cost efficient way. And what we’re going to be able to do is to enable express shipping, express movement of goods in a rapid way, not just in urban centers where today we get the benefit of these rapid turn around times and getting our goods, but in rural areas where that doesn’t exist today. There are folks in the rest of America today who are still subject to multi day shipping times before things get there because these services and the optimization of these networks have not enabled them to get there in a rapid way. And we are going to help unlock that for commercial shippers.

Simulation - the Core Carryover from Automotive to Aviation

Luka Tomljenovic: In automotive, when people talk about building autonomy in the data flywheels behind that flywheel, there is, I don’t know, hundreds of thousands or millions of real world miles. And obviously in aviation, there’s far fewer cycles and it is a much more structured environment as you mentioned. And so how does that car intuition of more operations makes the autonomous layer better? To what extent does that translate into the air domain?

Andrew Clare: The parts that are very comparable is the heavy reliance on simulation. And so I actually might take a different approach, Luka. And again, this is what I did on a daily basis in my time at Nuro. Sure, we love on road miles, but on road miles still have their limits. And the core part of our development engine, our testing engine, our validation engine with simulation and that carries over directly to the aviation domain. This is something the aviation domain is known for many, many years is that using very extensive simulation is the right way to build a new aircraft, and that’s just to get the aircraft to work. Now, when you’re talking about autonomous aviation, simulation is also the backbone of what we do to enable and to validate that our autonomy is ready to go for operations in the national airspace. So that’s really the core carryover from the automotive domain to aviation.

Luka Tomljenovic: What are the limits of synthetic data and simulation use, and how much does the FAA give credit for that?

Andrew Clare: FAA has been evolving quite rapidly on this and you know we have a amazing partnership with the FAA. A couple of things that I’ll highlight include our recent selection for the EV Tall Integration Pilot Program. This was a program created by the White House through the American Drone Dominance Executive order. They hand selected a very small number, I think it’s only 8 OEMs to be part of and eight individual sites around the country where it’s going to occur. And we were selected as the only OEM building a heavy payload cargo drone, given the track record that we have and the partnership that we’ve had with the FAA and the DoT for many years. And to, you know, more directly address your question, the FAA has in recent years been getting more and more credence to simulation, especially when it comes to autonomous flight, because they recognize that for autonomous flight, it’s not just about, you know, going up in the air and flying around a bunch of hours just to prove that you can fly. That’s table stakes. For autonomous flight, it’s about how are you going to handle all of the strange edge cases that, frankly, you might never see just by, you know, flying a bunch of hours in the air. And so they have to really pay close attention to how you’re leveraging simulation to prove that you’re ready to do.

Partnerships and business model

Luka Tomljenovic: So one more thing that I’m really curious to get your thoughts on to what extent you’re again experience at Nuro shaped how you think about the business model and the positioning of Elroy, meaning that Nuro started, and correct me if I’m wrong, as a lot more vertically integrated company and then ultimately went down the road of licensing the autonomy stack to OEMs. And Elroy similarly started as we’ll do a lot of things we’ll be vertically integrated to now you recently entered into this manufacturing partnership with Kratos. And so the idea is potentially also to just focus on the powertrain and the autonomy piece and not really license it out, but you know, that becomes more of a focus. To what extent did your experience at Nuro influence this new direction at Elroy?

Andrew Clare: My career, I’ve had a lot of opportunities to learn from a lot of incredible leaders. I worked at Tesla, where I led the overall Model X vehicle program. Tesla clearly takes the full vertically integrated strategy almost to the extreme, and I learned a ton there about the benefits and the drawbacks of full vertical integration. At Nuro, we always took a partnership approach. We always had manufacturing partners in addition to the full stack in house autonomy that we were building. And in addition, as you said to the original approach to own and operate our own fleet of delivery vehicles, which we then evolved into licensing our technology to, you know, robo taxi providers and OEMs to expand the offerings of what Nuro can do. And so for me, the key learning has been you need to find the right balance of partnerships of what to do in house versus what to do in a partnership that meets the needs of the market and the financial realities of the time that you’re in. And so what I took away from my learnings at Tesla about full vertical integration, it’s always gonna be attractive to be fully vertically integrated from a how much control you have over your product and from a long term margin perspective. But it is wildly expensive upfront and the learning curve can take much longer than companies expect to go. And again, that’s something that you saw play out in the early years of a Tesla or a Rivian or a Lucid. Going up that learning curve is very hard and takes a lot longer than they always think it will. And so my reasons for partnering is to get the best of what each partner brings to the table and to share in the capital risk and burden. And again as I said, Nuro always partnered and continue you know evolve their partnership approach. When I walked into Elroy Air, I said we are going to partner. We are going to focus on what is our core IP, which as you said is our autonomy software, our control system and our hybrid electric powertrain. We are going to partner with others to help us scale production of this so that we can do this much faster in a more capital efficient manner than if we did it all ourselves. And we’ve always intended to sell our drone to operators such as FedEx, such as the Bristow Group, such as the US Army. And so that was just a continuous evolution also of the Elroy Air partnership.

Luka Tomljenovic: Is there a way to quantify what you give up in terms of either dependency on a partner or having to share the margin? What’s the trade? Did you quantify going into the decision?

Andrew Clare: Yeah, absolutely. You know, we ran a full financial analysis of this and it’s still very attractive for a couple of reasons. The upfront capital required is dramatically lower when you partner in this way. And again, in the moment that we’re in, in the capital markets that we’re in, it is much more attractive to be able to do this in a way that shares the capital burden. Even longer term, the margin profile doesn’t shift that significantly and I’ll explain why. We have a business model as an OEM that sure the upfront sale is part of that business model. But I’d say even more important than the upfront sale is the aftermarket business that we’re going to have and that is still very much ours. So whether it is additional pods that we’re going to sell over time, whether it is royalties on the spare parts that are going to be sold or even more importantly whether it’s the autonomy software subscription that comes with our product. The analogy you might here used here is that you buy your Tesla and you pay for your FSD subscription over time. Those are the high margin parts of our business. Those are the most important parts of our long term revenue stream and those are not disrupted at all by this partnership model. And in fact, we are going to get to scaled production much faster than we would have otherwise doing it completely ourselves in this partnership model. So it makes total sense.

Peter Shannon: Does selecting Kratos as that partner reinforce the indication that the military market is going to materialize ahead of the commercial market, or do you see that same partner flexing to take you into both?

Andrew Clare: Yeah. Explicitly, the partnership with Kratos is for both the US defense and US commercial market. And I specify the US market because we also have an existing partnership already in place for an international manufacturing partner as well. We announced a $200 million joint venture earlier this year, the Barq Group out of the UAE, really excited about this partner. They already operate long range drone delivery in the UAE and they share the vision that we have for using this product for commercial and humanitarian operations throughout the Middle East to move goods around. In phase one of the Barq partnership, they will be purchasing US made aircraft, bringing them to the UAE and using them over there in operations. In phase two, they’re going to use that $200 million in capital to build us a custom factory in Abu Dhabi to scale production internationally. And so you can tell that we have a multi party manufacturing strategy here, both the US and internationally. And that going back to your question, the Kratos partnership is both for defense and for commercial?

The Backbone of Every Military Operation is Logistics

Peter Shannon: I’m curious from your perspective, how have the military’s requirements for this type of capability evolved over the years and today, how do you see the Elroy platform fitting into that bigger picture?

Andrew Clare: We’re super proud of the long standing partnership that we have with the US DoW. We have been working with them for 6 plus years on a variety of paid contracts. It includes the US Army, the US Marine Corps, the US Air Force, and also some international militaries such as the Japanese Army as well. Just recently, only about a month ago or so, we were invited by the US Army to bring our drone out to a US military base for one of the premier test and evaluation events that the Office of the Under Secretary for War for R&E runs. It’s an event called T Rex. You can see some of the posts that we’ve done about it, some of the videos we did about it online. We did long range flights, we did heavy payload flights. We carried military cargo around. We got a lot of on the ground live feedback from both the US Army and the US Marine Corps about our product that we have been integrating into both the hardware design and the software design for years now. And I think there is something particular about this moment in time when you see what’s happening abroad and in the Gulf War that is really proving out that not just that, but what you’re seeing in Ukraine has fundamentally altered the way that the military thinks about their operations. And the backbone of every military operation is logistics. How are we going to get food, water, medicine, ammunition where it needs to go when it needs to get there on time every time? And so what they’ve now come to realize is that if they’re not going to have the capability to do this with autonomous drones to move things around, they are going to be blocked in their ability to sustain operations. They’re feeling that pain right now in the Gulf. They know that they would feel that pain in any future conflict in Indo-PACOM. And so the surging demand that we are feeling for our product from defense customers right now is a result of the realities of what they’re seeing on the battlefield today.

Contested ops and core IP

Jim Barry: Andrew, when you did the evaluation, terrific, and I’m being supportive of what you’re talking about with advanced contested logistics. When you did your evaluation with the Army and the Marine Corps, how did it meet the criteria they were looking for and what fell short of what they were evaluating as it related to your vehicle?

Andrew Clare: Yeah, You know, it went really well, Jim. And you know, every time you do one of these, there’s absolutely learning. But I would say they had a checklist of everything they wanted to see us perform while we were on site. By all accords, we hit every single item. But for me, that’s not good enough. I kept asking them like, OK, what do you want to see? And what they said that they want to see is the ability for us to operate in much more contested environments, right? The ability for us to operate in a GPS denied manner, the ability for us to, you know, add a new capability that they’re actually funding us to develop, which again is this airdrop capability. And So what that led to is a decision jointly with the Army to say, let’s actually work together on a contract to add these capabilities to your existing offering. Because it’s clear to us, again, if we’re going to operate in Ukraine like environments or in Gulf like environments or in Indo-PACOM, we are going to have to get this ready to operate in very harsh environments and in environments that are not friendly to us. But that’s exactly why you want to send a drone to do that dull, dangerous mission, as opposed to putting a person or a soldier or an airman at risk to go out.

Jim Barry: And what capabilities are being used today that you’d be displacing for the Army in the Marine Corps in non contested and in contested environments?

Andrew Clare: Yeah. You know, the way that the military moves cargo around today is they send a soldier to drive it in a Humvee, or they put a soldier or an airman in a helicopter or a V 22 to fly it. Where needs to go. I’ll give you an example. I had the pleasure of sitting down with one of the highest ranking officers in the Navy recently and he said to me, I have a real problem. My problem is that today in the Gulf War, I have to take my combat trained V 22 pilots or my combat trained helicopter pilots. I have to put additional flight hours on those machines that drive incredibly high maintenance costs simply to move cargo in a routine way from the ship to the shore or from shore to ship. It’s a waste of their time, of their talents and of our money. I am going to need a fleet of these Elroy Air Chaparrals just to do routine logistics before I even get to the contested missions where we’re flying into a combat scenario. And so we’re getting this really incredible feedback and validation that says it’s about keeping our soldiers out of harm’s way, and it’s about doing this in a much more efficient.

Jim Barry: Way, how do they break down the cost of an Elroy versus the alternative what are high level numbers?

Andrew Clare: Yeah, when you think about a military helicopter, the cost per flight hour of military helicopter is crazy. We’re talking about thousands, in some case almost $10,000 per flight hour. And that’s all in between the upfront cost, between the maintenance cost, the fuel cost, the cost of the multiple pilots on board that you’re flying with. The Elroy Air Chaparral is going to be doing that for 10X lower cost, right. We’re going to be in the hundreds of dollars per flight.

Jim Barry: With equivalent payload?

Andrew Clare: Now it’s a good question. Now of course our payload today is a maximum of up to 500 plus pounds and a range of up to 450 miles at maximum. One of the sweet spots that we aim for is flying 300 pounds of goods over 300 miles. Now, yes, a helicopter can carry a lot more and can do missions that often require a lot more. But when we talk to our military customers about what they envision the future of, they don’t envision moving huge pallets around. What are troops out in contact going to do with a pallet, right? What they need is the material that they need in that moment that they can carry, that they can use. And so we are right sized for the kind of mission that they’re looking to do.

Luka Tomljenovic: Jim, how was your experience as a Marine informed this conversation?

Jim Barry: I was a Marine logistics officer during Desert Storm, Andrew, and I’m picturing exactly what your scenario and some of the situations I was with the infantry, but we had to get relatively light loads forward very quickly and we didn’t need helicopters and we moved it via ground under risky conditions. But I can clearly see the use case where we wouldn’t bring a 53 echo in, we wouldn’t bring a 46 in. Most of it had to be moved by 5 ton trucks. But it was a high risk situation. Two, it took a long time to get it and three, there were a lot of people at risk because we going to get it to them in a forward position and costs were not the things we’re most concerned about. But thank you for Luka for that question. So what you’re saying is for the typical load that had to be brought forward, the cost of moving it via Elroy would be a lot less expensive than an alternative?

Andrew Clare: Not just less than an air asset, but comparable to a ground asset. And that is really what changes the game. And so, Jim, first of all, thank you for your service. I want to tell one quick story, which is I’m born and raised in New York. My dad was in Manhattan on 9/11, and thankfully, he was safe. But the years we have lost so many lives and had so many soldiers injured by IEDs hitting Humvees primarily on logistics missions. And so I love, Jim, that you brought that up because today the backbone of a lot of ground operations for the US military requires putting our soldiers at risk driving Humvees around or trucks around, exposing themselves, to IED’s and now in this day and age, exposing themselves to FTV drones that can come and get them quite easily. And so there is no way that we can continue to do logistics in the old ways of the past. We have to move to autonomous systems that are keeping our soldiers out of harm’s way that yet still continue to keep our soldiers supplied out in the field. And you know that first hand, Jim. So I love what you said earlier. I just wanted to highlight that.

Luka Tomljenovic: When you mentioned having to operate in an RF degraded or denied environment and GPS says denied environment, how much of that technology are you building in house versus partnering?

Build or Buy - RF Denied Environment

Andrew Clare: Yep, it’s a combination look. And so again, our it’s always been part of our road map to get to that kind of capability. The military is just pulling it forward. They’re like, this is great, you guys knocked it out of the park in what you did in this military base. But we really want to get this out into the hands of the war fighter right now. And so how do we pull forward all the capabilities that you were either going to develop yourself or even let you partner with technology that we have been building within the military that we are now going to give you access to? Because we now see that we need to work together to get this on board to enable what we need to do for the mission. And so it’s a combination.

Luka Tomljenovic: Right, and you know, we’ve seen dozens of companies trying to solve this problem of let’s just say GPS has denied navigation with different kinds of approaches in your evaluations and testing, what do you consider as the most promising direction to how to solve that particular problem?

Andrew Clare: So one of the challenges that we have is that we’re going to be doing long distance operations over water. And I see a lot of really cool tech that requires this sort of downward facing camera that’s using terrain to figure out where you’re going, not going to work for us over water. And so that kind of wipes out a good chunk of the ones that are being developed today. And so you have to have a solution that leverages a few other technologies that is not just reliant on a downward facing camera using terrain following to figure out where you’re going. And so I’ll just start by saying that because of our particular use case, long range flight over water, it limits the available solutions that you can develop out there today.

Luka Tomljenovic: Are you able to share a bit more about what promising technology you’re seeing in this domain?

Andrew Clare: What I’ll share in general is that it’s a fusion of a few different sensors. It’s a fusion of your on board. It’s a fusion of what you are able to get either from Sat Com or for what you’re able to get from satellites. And it’s a fusion of other sensors on board. That’s probably all I can share for right now, but I think there’s a lot more to come here and very active area of development within the US military.

Luka Tomljenovic: You mentioned that autonomy and powertrain is the core of Elroy. If you take a sharper lens to it in a more narrow sense, what is it in those two areas that you consider is unique?

Andrew Clare: When I joined Elroy Air and I took a look at the IP that we had developed over, I know now nearly a 10 year period, what stood out to me is that we had made a 2 very contrarian bets. Actually I’m going to say 3 contrarian bets very early on as a company. The first was cargo. Again, you heard me speak earlier on about how many people were focused on passenger transportation. But the other two contrarian bets were to go hybrid electric and autonomous. And so much of the rest of the industry had focused on pure battery electric and on piloted aircraft in what they were going to build that it was actually pretty unpopular that with those perspectives. And that was nearly six years ago. It is now being proven out, though, that hybrid electric is the only way to get useful payload and range, to not have to install charging infrastructure out on the battlefield or in the environments where we need to work. And it’s being proven out that autonomous is crucial to get the true value prop of what you’re building here. It’s just like Jim and I were talking about earlier, if you want to keep soldiers out of harm’s way, you can’t say put a pilot in this that that just defeats the entire purpose of trying to keep people out of harm’s way. And so those are the contrarian bets that we made. And that is really where our core IP sits. Our patents, our trade secrets, everything that we’ve been hardening for the past 10 years fits in those two core areas. And so again, when we thought about our partnership strategy, we said, let’s partner with somebody who augments that, who brings more to the table that can take our core IP there and help us scale it in a platform quickly, which is why we’ve sought manufacturing partnerships.

Luka Tomljenovic: OK, so autonomy is pretty broad, specifically when it comes to the autonomy that you see yourself unique in, is it mostly in the autonomous operations in the air or is it about the pod operations in the ground? Is it some other part of the stack? If you had to double click on that autonomy stack, where is it that you see that commoditize in the market? Where is it that you see that it’s something very specific and unique to Elroy?

Andrew Clare: Let’s start with, I mean I love the two that you brought up, autonomous flight, but also autonomous ground operations. Let’s also talk about mission planning. Let’s talk about flight controls that blend between the control surfaces on our aircraft and also the vertical lift propellers and the Ford propulsion propellers. It is a very complex operation that can only happen autonomously because how you’re solving rapidly to maintain controlled stability in all regimes of flight. Let’s talk about the blend of software that you need to be able to enable the hybrid electric power plant to work in all regimes of flight. The power hungry mode of vertical take off, followed by the efficient cruise mode, followed by the detransition to landing. We can also talk about everything that we’ve developed in house to enable mission management and to enable contingency planning to enable safe operations in house. There’s just a few examples. To your other point, where are we not focused on? We know that in the military there are others who are solving swarming behavior. There are others who are solving large scale battle space management. There are others who are solving command and control integration of multiple assets. And so our approach has been to make sure that we are mostly compliant and that we can then plug in to those other mission management, mission planning softwares that are already existing so that we don’t have to ask again our soldiers to change their typical way of operating. They simply have us plug in to their existing ways of operating.

Luka Tomljenovic: Given the high level of autonomy, how much of the adversarial AI testing are you conducting in house?

AI Red Teaming

Luka Tomljenovic: Is that something that’s on your radar, and if so, how do you do it? What’s your approach?

Andrew Clare: Absolutely. Look, you know, we’re, we live in a very exciting time and we’re a Bay Area based company too. We are in the mist of the fervor around AI right now. And so I see AI enabling us in a number of ways, whether it is to accelerate our development, whether it is to make things more efficient, whether it’s enable us to test more edge cases more quickly or to your point, Luka, whether it’s to harden what you have because you can use AI as that red team in a way that is much more efficient and much faster than if you were doing it by hand. And so that’s exactly one of our core use cases for AI as well.

Luka Tomljenovic: And how exactly do you do this adversarial AI testing?

Andrew Clare: All in simulation, as I mentioned earlier. And so when you think about the wide variety of scenarios that you need to undergo in simulation to really prove that you’re ready for autonomous flight, you know you can invent those by hand. This is one of the core problems we had at Nuro as well. Are we going to invent every single edge case by hand that we test? Are we going to mine existing road or in our case flight data for those edge cases? Or are we going to have them created synthetically in simulation, maybe even in ways that we didn’t envision ourselves, but to really stress test your system. And so what you need to do is leverage advanced AI to be able to create those red teaming scenarios, those edge cases in a way that perhaps you didn’t even think about before. But it is able to stress test your system in a very effect.

Luka Tomljenovic: OK, so what this sounds like is edge case exploration, but I was more thinking about nefarious actors that are trying to counter the autonomy and artificial intelligence on board. And so that can either be in the sensor to perception part of the pipeline or it can be from the perception to decision to action. Is that something that you are thinking about as you build the product? Is this something that the DoW is asking for or are we still early days and we’re just trying to get these systems to work in the first place?

Cybersecurity Threats

Andrew Clare: I see you’re thinking more from a cybersecurity lens. And so, for example, when we went to this military base recently for T Rex, we also had to submit ourselves to a cyber scan by the Pentagon’s top cybersecurity experts who essentially were trying to hack in, you know, remotely take over and do bad things to our drone. They were very impressed by our level of cybersecurity. And I think it comes back to the fact that we are a Bay Area company with a very strong software engineering culture who has really hardened that quite a bit already before we brought it to the field. They’re probably used to more drone companies or aviation companies that are not natively software companies who roll into an event like this and they can hack their drone within one second. And so I see now where you’re going, Luka, and the answer is absolutely yes. AI is being used to test cybersecurity both on our side of the DoD, right now?

Luka Tomljenovic: Yeah, and if I can double click on this just to sharpen the conversation even more, yes, cyber is an element to it, but I’m also thinking back to that foundational work back in 2017 or 18. They study where adversarial patches were placed on a stop sign such that the image classifier would interpret the stop sign as a 45 mile per hour speed limit. And so trying to fool the sensor, trying to fool the decision making. And is this a topic of discussion today in the industry? And if so, where do people who are building these systems see the greatest vulnerability? Is it in trying to manipulate with sensor fused perception system or is it more about navigating the seams of the policies and the constraint management part of the decision chain? How are you thinking about this? How’s the industry and the DoW thinking about this?

Andrew Clare: I’m really glad that you brought that example up with the stop sign. That was a fascinating one that we then had to wrestle with also in Nuro during my time there. But I think you have to separate some of the complexities of self driving on the ground, where the perception problem is far more complex than flying in the air where you are dynamically trying to understand your environment and your constraints and things like speed limits from signage that you would never do in the air. Right. So yeah, it’s it is distinct in that way in terms of ground, self driving is very reliant on perception, especially visual perception. Flying in the air, you have access to a lot of other modality for perception. Your perception challenges are not as acute as they are with self driving. You have in some cases much more time to decide a course of action in advance. But as I mentioned earlier, the consequences are far more severe and you never have the opportunity to just say I’m going to take a pause and pull over and figure out what to do. So to your point, we are thinking very carefully about what can happen that’s adversarial to us in the air that we need to be able to handle. It is much more around sensor spoofing. It is much more around what I mentioned earlier around GPS denied. It is much more about how much you can rely on other things like ADSB or other sensing modalities to help you understand your airspace. But it’s a little bit distinct, I’d say, from the complexities of that.

Jim Barry: When you came in the door for the first time and they had written down three challenges, what were those three challenges that were up on the whiteboard, whether you agreed with them or not?

Andrew Clare: Yeah, when I walked in the door, I actually laid out, yeah, I guess I could have looked at their whiteboard or I looked at my plan. But basically, you know, what we decided was that there were three core things that we needed to accomplish. The first was that we had to go through this rite of passage in the VTOL industry called transition, and I’ll talk about why that’s challenging and we did accomplish that last year. The second was that we had to establish a manufacturing partnership so that we could scale in a capital efficient way. And the third is that we had to unlock the regulatory pathway to scaling commercial operations. And we have now achieved all three of those. Let me speak to that a little bit. The 1st is transition. And in the VTOL AAM industry, it’s this complex maneuver where you go from taking off like a helicopter to flying like an airplane on the wing to landing like a helicopter. It is a rite of passage from a VTOL company. We achieved it in the summer of 2025. And when I joined the company in 2024, we had not yet achieved it. And what’s complex and hard about that? And something that you can whiteboard it all day, you can simulate it all day, but until you actually go through a very rigorous flight testing campaign and you continuously dial in your flight controls, you’re not there yet. And so it’s this complex interaction between flight controls, between the structural dynamics of both your rotors and your wing structure and the aerodynamics that are changing from again, vertical lift flight into forward wingborne flight. That was challenge number one, and we achieved that in summer 2025. Challenge number 2 is, OK, we have this, it works, that’s great, how are we going to scale this? And that was the manufacturing partnerships that we’ve now announced and signed. And then challenge #3 is how are we going to operate this commercially? And we were again incredibly proud to be selected by the White House for the EV Tall integration pilot program where the DoT’s own press release says commercial operations are going to begin in the year 2026. And frankly, you would never have seen something like that in the earlier years of DoT and FAA. This is a new administration with a new focus on advanced air mobility, American drone dominance, and we are riding the tailwinds of that push from the administration.

Jim Barry: On the third challenge, thank you. There was a great articulation of the three and how you addressed it. Of the third, how does the test program validate and any type of commercial viability?

Andrew Clare: When they were selecting the locations and the OEMs for this program, an application had to be put in that was sponsored by a locality that had an OEM associated with it. And they actually looked very keenly to see what is the actual commercial business case associated with this as well. And so in our case, it was our incredible partnership that we have with the Bristow Group. The Bristow Group is one of the largest helicopter operators in the world today. Their two primary business lines are flying helicopters offshore out to oil rigs to move people and goods back and forth. And secondly, it’s government services for things like Coast Guard or for search and rescue missions offshore. We are very proud to be partnered with the Bristow Group. Now for many years they have placed non refundable deposits to reserve reproduction slots of Chaparral aircraft. And so when we jointly put in this application for the EIPP, there was a very clear already existing business case and use case associated with it that I think also made us one of the most attractive applications out there.

Jim Barry: Terrific. We’re big fans of Bristow and David. He’s been on podcast twice. Good Marine, too.

Next Whiteboard Priorities

Jim Barry: Now you’re on the white board. There’s three challenges we need to overcome. What are they? What’s on Andrew’s white board?

Andrew Clare: On the new white board, you know my three challenges going now into the future for the company are one, we need to scale production. Number one on my list is how are we going to go through what Elon coined production hell. That really means ramping up our supply chain, ramping up our production line, getting to the point where we can produce one of these a week and that’s just the beginning, right. That’s the low volume production that we’re thinking about. We had plans to go to much higher volume production over time as well. That’s number one on my list. Number 2 on my list is everything I mentioned earlier on about hardening and making this platform ready for contested logistics operations. And so that’s why I’m really excited about the work that we’re kicking off with the Army and the Marine Corps in that element. Number 3 is we need to get to the point where we can hand over the proverbial keys to this drone to our customers, our end customers. Because again, that’s our goal is to be an OEM who sells this platform to end customers. And so that means preparing those customers to take delivery of it, preparing their operation centers to be able to do the appropriate remote monitoring of it, training their personnel, making sure that they are set up for success in their maintenance programs and their operations and their flight programs. And that is a lot of groundwork that we need to create and cover to enable our customers to be successful.

CEO Skillset Rationale

Jim Barry: One thing I’m thinking about as I’m listening to you Andrew, your past is very distinguished, as is your education. But I’m curious to know is when the investors and the board of Elroy hired you, what part of your past did they feel was most needed to address the challenges over the next five years for Elroy? You know, you have a PhD from MIT. You’re Mackenzie, former engagement manager. You know, you have practical experience in autonomy. Why did they need to hire a PHD from MIT where the technical challenge is a great concern? Or do they feel, I need his business experience because you know, you’re, you have multiple utilities here. What do they most need to lean on with you coming in to Elroy Air just a short time ago?

Andrew Clare: I appreciate the compliments, Jim. I won’t speak for my board, but I’ll speak for why I felt like my combination of experiences set me up very well for success in this moment for Elroy Air. I think the most successful CEOs of technical companies come from a technical background. You need to deeply understand your product limitations, the constraints, the challenges, the opportunities to be able to both set the right product direction for the team, but also to communicate effectively to customers and investors and regulators. And so that’s why I was really excited to find an opportunity to get back to something that I spent so many years working on at MIT in the drone space. But I also think that in a role like mine, you need to have figured out how to operate outside the technical domain, in more of the business domain. And so I think a little bit of what I’ve learned over the years in that element has set me up really successfully to think about the right business model, the right strategy, the right partnerships of how you’re going to scale this successfully. And that’s something that comes from more of my career working at McKinsey and Tesla and Nuro. And then finally, I think what I got the opportunity to do at Nuro in terms of scaling an engineering organization. When I originally joined Nuro, it was a very small company with sub 50 people. You know, we scaled Nuro to 10X that. And I got the opportunity to learn how to build an incredibly effective technical organization there. And that is an opportunity that, you know, I’m going to take those learnings as we begin to scale Elroy Air here and bring that to the table. So for me, Jim, it’s a combination of my career experiences that made it very appealing to both me and probably to the board when they were evaluating who to put in place for this next skill and growth failure.

Jim Barry: What are the constraints that you’re most concerned about? So one would be well we couldn’t scale the manufacturing side well, because that’s what you’ve said is a big challenge. You think you’ve addressed the challenge. Another one would be, well, on the technical side, we probably had trouble with the contested elements of, you know, the contested logistics. We weren’t able to address some of the challenges. Lukas talked about some of the cybersecurity problems. We were too vulnerable. We couldn’t address those. And as a result, we lost the contested logistics opportunities. Because you’ve addressed that as an opportunity or a challenge. What else would have stepped in your way of success?

Andrew Clare: I agree with the first one a whole heartedly. And again, that’s why it’s top of my list is we need to scale production rapidly and efficiently if we’re going to capture this market. And so that’d be top thing that I’m focused on right now. Even though it’s a priority for us to figure out the contested and hardened nature of what to do. I feel very confident that we’re going to be able to do that for two reasons. One is we have the right partners at the table. We have the US Army at the table. We have folks like Kratos at the table who know how to harden drones for military environments. And so for me, that’s just more of an execution work. It’s not necessarily like a huge existential risk for us. I think the other existential risks continue to be around assembling the right pool of capital to get this done. We, you know, continue to be very capital efficient, but it’s important to assemble the right capital partners who believe in this vision in the right way. And I’d say the other third thing that I pay very close attention to is the ability of our customers and partners to on-board this rapidly. To my earlier point, we are going to need our partners to set up their versions of operations to be able to do this very well and to get the benefits of the efficiency gains from this. It is not such a huge change. They don’t have to install humongous infrastructure in the way that they might with other partners, but they do have to set themselves up, right. And that is a very deep sort of B to B integration that needs to occur between us and them to make it successful. And so those are the three areas that I’m paying attention to, right?

Jim Barry: Very good, Andrew. And practically speaking, what’s an example of the requirements that the Army would have to take on that you’re currently a little concerned about something. What is it that they have to be able to take on that you’re a little concerned about as it relates to be able to majest your capability for their own operations?

Andrew Clare: Yeah, the interesting thing, Jim, is I am not at all concerned about the US Army because the military today operates drones and fleets of aircraft every single day seamlessly. And so I actually think they’re the perfect one to start working with in the early years. I’m thinking more about the commercial shippers because again, what we’re gonna talk about here is for instead of sending something in a truck, you’re gonna send it in a drone. And so that is actually very different. I may not end up working with the aviation wing of a shipper. I might end up working with the ground logistics wing of a commercial shipper. But yet they have to get used to the cadence and what has to happen to make this a very efficient operation for them. And so that’s what I’m thinking about when it comes to that.

Jim Barry: Yeah, that makes sense. That’s a big change for them.

Production Ramp Playbook

Jim Barry: When you look at this, focus on going into production, where are the bottlenecks in your mind? What are the things that you’re looking out for in order to hit the type of scale that you and Kratos plan?

Andrew Clare: Yeah, well you know any, I’ve gone through many production ramps now in Tesla, between Nuro and we’re about to embark on one here at Elroy Air. Every single time there are a few challenges that always pop up. The 1st is that you have to line up the schedules, the ramp plans and the the quality programs of not just your own part, but also that of your suppliers. And so that can be challenging. And we have been very careful in who we select for our production suppliers to make sure that we are working with folks who we have very high confidence are going to be able to ramp quickly with us. The second is how do you ramp in an efficient way? There is a learning curve every single time you ramp a new product. There’s a learning curve in labor. There’s a learning curve in how you make each part. There’s a learning curve and how you integrate them together. You have to go up that learning curve as fast as you can. And then finally there is the challenge of making sure that what you are putting out, high quality, high reliability, high durability. We’re going to have a very extensive testing program to make sure of that. But these are some of the challenges ahead of us in the production.

Peter Shannon: So is the production of this aircraft going to resemble the production of a comparable size light aircraft or is it going to resemble the production style of a drone? You know, for people in the aviation industry who have built aircraft before, how should they envision what this manufacturing process is going to look like?

Andrew Clare: It’s going to take the best of both worlds. You know, I think that light aircraft are not often built. You have the volumes that we’re talking about right now and drones are right. And so I think that there’s got to be some aspects of drone manufacturing that we bring to the table here also because there’s no pilot on board. And so a lot of the focus in light sport or light aviation is how do you prepare things for the cockpit and the pilot and assume you’re going to have a pilot there to monitor certain things that are not going to be the case in our aircraft where the software is going to have to monitor certain aspects of the airplane, but the software also help in the production process. As you’re putting this together, it’s something that we learned as a core lesson a Tesla is to leverage manufacturing software to make manufacturing operations more efficient as well. So a little bit of both. I think that the volumes that we are pushing towards are quickly going to exceed those of general light aviation. And so we definitely have to take some of the learnings from the drone industry as well. And that’s again, Kratos is such an amazing partner. They are producing drones at high rate today and that’s why we’re excited to work with.

Luka Tomljenovic: Andrew, when is this production supposed to happen with Kratos or start?

Andrew Clare: Yep, so on that manufacturing line in Sacramento, we’re going to begin pre production in Q4 of this year. Pre production means that we will get units that we can then put through extensive durability testing in 2027 and then the goal is to really kick off the production ramp and start beginning to deliver production units to defense and commercial customers in late 2027.

Certification Pathways

Luka Tomljenovic: And how does that production plan sync up with where you are in the cert process with both the FAA and EASA and what are those certification paths that you have chosen?

Andrew Clare: Yeah. So starting with our defense customers, of course, they have their own unique airworthiness pathways that are distinct from the FAA, to which we’re already engaged in quite deeply with our defense customers. On the FAA side, three different pathways that we’re already pursuing with the FAA. The 1st is of course the EV Tall Integration Pilot Program that you heard about with me earlier on where under the auspices of that we’re starting commercial operations in this year. The second pathway is already established waiver and the opening of certain corridors that you can do through beyond visual line of sight drone approvals, an existing rule that occurred today that we are going to leverage to get our business going and started. Again, this is something that already exists today is being leveraged heavily by other drone companies to scale their operations in the national airspace and that we are engaged with the FAA. The final is of course full type certification, which we have kicked off officially as of last year with the FAA. That is more of a long return play for us. But when you think about an autonomous aircraft, the type certification of the airframe of the platform is just one part of the picture. What’s actually even more important than that is how you’re going to safely integrate your operations in the national airspace. And that’s why for us, you hear us talking much more about getting operational approvals. That is our focus area, even much more so than the certification of the airframe.

Luka Tomljenovic: I see. And what is the certification basis that you’re pursuing your type certification on?

Andrew Clare: Yep. So for an aircraft of our class for the type certification longer term, it is leveraging aspects of the power lift certification basis, but certain aspects don’t apply to us under that because it’s an autonomous drone. And so it’s leveraging bits of along with bits of more drone regulations and we can get into some of the specific numbers.

Luka Tomljenovic: Right. What about EASA? Are you engaged with the EASA given Bristow and what sale level are you pursuing there? Or perhaps it’s outside of the sale levels and it’s directly into power lift equivalents and special condition EV toll or or perhaps something else?

Andrew Clare: Yep, in EASA, we are paying very close attention to what’s going on with Zora and with the sale levels. Right now, given the fact that we’re a US based company and a lot of our early operations are going to be in the US, we are more focused on the FAA pathways. And once we achieve operational approvals here with the FAA, we will then bring that over to EASA. But our approach is a focus on the FAA today.

Luka Tomljenovic: One of the things that we hear from big logistics companies and it goes to one of your earlier comments. The first thought that comes to their mind when it comes to adoption of novel logistics technologies is they want a really, really clean regulatory environment. They don’t necessarily want to deal with one off waivers and exemptions for one site or two sites and then have to go through that process over and over. But many times they just go back to the OEMs and say this is great, potentially truly, you know, groundbreaking transformational capability, but we really need part 108 or equivalent unrestricted access to the national aerospace system before we can even think about scaling. Does that agree with the feedback that you were receiving from some of your partners? You mentioned FedEx, what perhaps others and to what extent does part 108 help you? I think you are within the max limit of 108 if I’m not mistaken, but perhaps the altitudes take you outside of that realm.

Andrew Clare: These are great questions, Luka. I would say that everybody’s desire is to have, you know, fully unrestricted operations everywhere. But the reality of what we’re doing is that you can run very effective, efficient businesses with some corridors to start with. Again, when you think about the middle mile and the kind of routes that we’re trying to do and the kind of things that we’re trying to replace, it would actually be pretty doable for us to say, OK, we have some defined routes that we’re good to fly out to oil rigs or we have some defined routes that we’re good to fly from this distribution center to this distribution center, back and forth every day in a milk run. And so that actually means that for our particular use case, this can work and this can scale quite rapidly. The other thing that I’ll say is that if you look at the small drone player, zip line, wing, etcetera, they are utilizing these regulatory waivers and approvals in quite wide scale operations. And this is what’s enabling them to scale quite rapidly across the United States. So I’m a firm believer in that these methods of getting operational approval can scale and can allow you to get your business going quite rapidly.

Elroy’s Durable Moat

Luka Tomljenovic: Andrew, what do you think is a source of durable moats in a business like yours as opposed to just the first mover advantage, if you will?

Andrew Clare: We are not relying only on our first mover advantage for our moat, Luka. I think that a durable moat in aviation comes from a few different places. It comes from very deep partnership integrations and that’s partners on both the demand and the supply side that become very challenging to replicate even if you’re a well funded fast follower. But I also think your moat comes from your core technology and the advantage that you continue to have as you matured over time. And so for us, our two primary technology moats are in hybrid electric and in our autonomy software. And again, there are many others out there who are starting to realize hybrid electric is the answer. There are many others out there who are realizing that autonomous aviation is a table stakes for the future. For us, it’s about the advantage that we have in those and now the maturity that we have built over 10 years of hardening those products is going to continue to compound as we get into production and into scaled operations.

Jim Barry: Andrew, when you got your PhD in dual use drones, I’ll call it a maybe oversimplifying, what were you hoping to do with that degree, with that knowledge, with that level of interest, what do you think you’d be doing today?

Andrew Clare: When I got my PHD, I was looking at a few different opportunities actually. Yeah, every PhD dabbles with the idea of being a professor. I thought about it and, you know, decided that it wasn’t the right pathway for me. I dabbled with going into, you know, a big aerospace and defense prime and doing research and development for them. And actually I did some internships along the way at some great companies as well. Didn’t feel like the right fit. It felt like I was going to go be sort of, you know, a cog in a in a wheel, right. And it was starting to itch for me at the end of my PhD was that I had spent so many years, you know, deep in the technology side of things that I wanted to understand how to build a business case for building a technology and really scaling a technology. And so that’s part of why I left my PhD after I finished it to go and join McKinsey. And what that gave me the opportunity to do was essentially getting an MBA without going massively in debt. I like to say. With the experience that comes from working with a wide variety of aerospace and defense clients globally to understand their challenges, but also how they build businesses around this core technology that we’ve been developing for so long. And so, you know, I don’t quite know if I imagined myself in this exact seat back, you know, many years ago when I was doing my PhD. But while we were there, we had so many deep conversations about what were going to be the right use cases to build a business in around drones and cargo.

Jim Barry: What were the use cases that jumped out at that time?

Andrew Clare: Cargo delivery. It was painfully obvious even back then that drones were going to be used for moving cargo around. But back then the technology wasn’t ready. The power plant technology wasn’t there to be able to move useful payload and range autonomy tech was very nascent and new, but we knew even from back then this was going to be a core use case in the future. And so that’s part of, again, what attracted me to Elroy Air in this moment to really take this and scale this.

Jim Barry: How do you perceive the last five years of the drone market, the drone delivery market? What do you like? What are you not as high on?

Andrew Clare: I think what’s happening with the small drones is really exciting. People are now going to see single package delivery to their backyard in most metropolitan areas over the next few years. It’s scaling rapidly and I think it’s sort of begin to normalize for people that drones are not just some nuisance that people fly around. They are serving a useful activity on in daily life.

Jim Barry: Do you think those businesses can scale?

Andrew Clare: I do, I believe they will. I think that again, you heard me speak a little bit earlier about there’s the first mile, the middle mile and the last mile in drone delivery. First mile is long range jetliners. There are many others out there who are building incredible new long range jetliners and we need that. There are folks building every aspect of solving the last mile, whether it’s a small sidewalk delivery robot, whether it’s like what Nuro used to be building for driving on roads, carrying goods, whether it’s autonomous trucking or whether it is, you know, I mentioned earlier about the small drone companies that are doing last mile delivery to your home. And I still see this core area for Elroy Air to tackle in the middle of that, the middle mile where there’s so many handoffs and skips and jumps and loss of efficiency in that process that I do believe to answer your question, you’re going to see drone scaling and all three.

Jim Barry: Yeah, I would think being the CEO, Elroy Air is the perfect culmination of a person who wanted to be involved in drones and you wanted to be in the business side as well. It seems to be a perfect match for you.

Andrew Clare: It was a great fit, Jim, and that’s what drew me to the company, to the opportunity and the ability to really scale this product at this time. I agree with you.

Jim Barry: Who are you most impressed with out there in the industry today? Who do you spend the most time listening to, whether it be they’re posting something or a podcast or are there any technical or business thought leaders in the advanced aviation space or in aviation? Who do you listen to?

Andrew Clare: Great question, Jim. I’m not going to give any specific plugs today, but I will say that one of the folks you mentioned earlier who you had on the podcast, Dave Stefanik from Bristow and that team, they’re incredible thought leaders about the AAM industry. They actually just put out another white paper recently that I’ve been reading, very practical, yet forward thinking about what this is going to look like over time. And I think that’s quite rare. You either get the visionaries, you know, dreaming about 50 years in the future, or you get folks who are way too practical about nothing can change from how we do things today. And it’s a rare combination to find folks who bring practical, real world experience, yet understand the vision.

Jim Barry: Where it’s going, Yeah, David’s bridging that gap very nicely.

Andrew Clare: Agreed.

Closing Contrarian Bets

Jim Barry: Andrew, very impressive. Is there any you want to summarize for our listeners?

Andrew Clare: I always leave people with these, again, 3 contrarian bets that Elroy Air made a long time ago. If you remember nothing else, it’s that we bet on cargo, we bet on hybrid electric and we bet on autonomous and many others in the industry who are all of a sudden waking up and realizing that today. And we have been hyper focused on those three things for nearly six years now at this point. The core advantage in it, we intend to press that advantage as we scale production. I had some very exciting time for us right now.

Jim Barry: Well done. Well said. Thanks for being on, Andrew.

Andrew Clare: This is a lot of fun. It’s.

Jim Barry: A great time. Thanks for listening to The Vertical Space. We hope you enjoyed the conversation. The Vertical Space is brought to you by the Aspect Group and Radius Capital. The Aspect Group is a practitioner LED advisory firm focused on aviation technology and the better allocation of capital in the industry. Many aviation technologies look great in the pitch deck or in the one hour quarterly board briefing, but aviation is one of the hardest industries in the world to deploy new technology. So the real question is simple, will it actually work in the real world of airlines, regulators, and operations? The Aspect Group helps investors, boards, and companies pressure test aviation technologies before major strategic decisions are made, whether evaluating an investment, launching a new capability, or scaling the existing program. Learn more at the aspectgroup.com. And Radius Capital invests in exceptional founders, redefining the aerospace and beyond. Visit Radius dot Capital to learn more. The views expressed are those of the hosts and guests and did not constitute endorsement or investment advice. This podcast is for informational and entertainment purposes only. We’ll see you next time the vertical space.

Additional Information

The Business Combination will be submitted to shareholders of IPAC for their consideration. In connection with the Business Combination, IPAC intends to file a registration statement on Form S-4 (as amended and supplemented from time to time, the “Registration Statement”) with the SEC, which will include a proxy statement/prospectus and certain other related documents, which will serve as both the proxy statement to be distributed to shareholders of IPAC in connection with its solicitation for proxies for the vote by its shareholders in connection with the Business Combination and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to securityholders of IPAC and equityholders of Elroy Air in connection with the completion of the Business Combination. After the Registration Statement is declared effective, IPAC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the Business Combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that IPAC will send to its shareholders in connection with the Business Combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus (if and when available) will be mailed to shareholders of IPAC as of a record date to be established for voting on the Business Combination. Shareholders of IPAC will also be able to obtain copies of the proxy statement/prospectus without charge, once available, by directing a request to: Columbus Circle Capital Corp. II, 3 Columbus Circle, 24th Floor, New York, NY 10019.

Participants in the Solicitation

IPAC and its directors, executive officers, and other members of management, and consultants, under SEC rules, may be deemed participants in the solicitation of proxies from IPAC’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in IPAC is contained in the sections entitled “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Item 10. Directors, Executive Officers and Corporate Governance” of IPAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 30, 2026, and which is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Elroy Air, its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of IPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the Registration Statement when available.

Forward Looking Statements

Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination, the estimated or anticipated future results and benefits of New Elroy Air following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, Elroy Air’s demand backlog and potential revenue opportunities, future opportunities for New Elroy Air and other statements that are not historical facts.

These statements are based on the current expectations of IPAC’s and/or Elroy Air’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. There can be no assurance that New Elroy Air will use the proceeds of the Business Combination and the associated PIPE investment as currently planned, and management will have broad discretion over the use of such proceeds. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of IPAC and Elroy Air. These statements are subject to a number of risks and uncertainties regarding Elroy Air’s business and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the number of redemption requests made by IPAC’s shareholders in connection with the Business Combination; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination; the risk that the approval of the shareholders of Elroy Air or IPAC for the potential transaction is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the risks related to the rollout of Elroy Air’s business and the timing of expected business milestones; the fact that Elroy Air’s demand pipeline currently consists of non-binding letters of intent and memorandums of understanding and the risk that such letters of intent and memorandums of understanding may not convert to binding orders and there can be no assurance that any or all of such letters of intent and memorandums of understanding will result in future revenue and accordingly investors should not place undue reliance on such demand pipeline figures as an indicator of future revenue or business performance; risks related to obtaining and maintaining necessary regulatory approvals and certifications for the FAA, Department of Defense, and other governmental authorities for drone operations; the effects of competition on Elroy Air’s business; the ability of New Elroy Air to execute its growth strategy, manage growth profitably and retain its key employees; the ability of New Elroy Air to obtain or maintain the listing of its securities on a U.S. national securities exchange following the Business Combination; costs related to the Business Combination; and other risks that will be detailed from time to time in filings with the SEC. The foregoing list of risk factors is not exhaustive. There may be additional risks that Elroy Air and IPAC presently do not know or that Elroy Air and IPAC currently believe are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Elroy Air’s and IPAC’s expectations, plans or forecasts of future events and views as of the date of this communication. Elroy Air and IPAC anticipate that subsequent events and developments will cause their assessments to change. However, while Elroy Air and/or IPAC may elect to update these forward-looking statements in the future, Elroy Air and IPAC specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Elroy Air’s or IPAC’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved.

No Offer or Solicitation

This communication is for informational purposes only and is not (i) an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law nor (ii) the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this communication.

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